Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended
	March 31,
	2007	2006
Basic:
Average shares outstanding	13,683,723	13,723,093
Net income	$ 7,335,473	$ 7,196,192
Per share amount	$0.54	$0.52
Diluted:
Average shares outstanding	13,683,723	13,723,093
Net effect of dilutive stock options - based on the treasury stock method using average market price	119,389	147,715
Diluted shares	13,803,112	13,870,808
Net income	$ 7,335,473	$ 7,196,192
Per share amount	$0.53	$0.52

Note: Antidilutive stock options totaling 313,569 shares were not included in the calculation of diluted earnings per share for the three months ended March 31, 2007. Antidilutive stock options totaling 235,813 shares were not included in the calculation of diluted earnings per share for the three months ended March 31, 2006.